January 28, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:

Ms. Mary Cole

Re:

MERIT ADVISORS INVETMENT TRUST (the “Trust”),

Form N-1A Filed on January 27, 2005 (File No. 333-122337)

Dear Ms. Cole:

Pursuant to Rule 477 of Regulation C, promulgated under the Securities Act of 1933, as amended, Merit Advisors Investment Trust (the “Trust”) hereby applies for withdrawal of the above-referenced Form N-1A with respect to the Trust filed with the U.S. Securities and Exchange Commission on January 27, 2005. We are requesting the withdrawal due to the fact that this Form N-1A was filed in error.  Please note that no securities were sold in connection with this offering.  The filing should have been a Post-Effective Amendment pursuant to Rule 485(a) (for File Nos. 333-112178 and 811-21495).  Such 485(a) filing was subsequently filed on behalf of the Trust.

The Trust respectfully requests that the Commission consents to the withdrawal of the above referenced Form N-1A, effective as of the filing of this request.

If you have any questions or request additional information regarding this matter, please contact Emile Molineaux at (631) 470-2616.

Very truly yours,

MERIT ADVISORS INVESTMENT TRUST

By: /s/Emile R. Molineaux

Emile R. Molineaux

Secretary